# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NGL Energy Partners LP, CIK 0001504461
CUSIP: 62913M107
Title of class of securities: COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
Address of issuer's principal executive offices: 6120 S. YALE, 6120 S. YALE, TULSA, Oklahoma (OK), 74136
Date of event which requires filing of this statement: 07/02/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001859375-25-000003
Filed by CIK 0001859375

## Reporting persons
- RM Trading of Florida LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 4,306,135; sole dispositive power 0; shared dispositive power 4,306,135; aggregate amount beneficially owned 4,306,135 (3.3% of the class)

## Item 1. Issuer
Name of issuer: NGL Energy Partners LP
Address of issuer's principal executive offices: 6120 S. YALE, 6120 S. YALE, TULSA, OKLAHOMA, 74136.

## Item 2. Person Filing
Name of person filing: Mark Paley
Address of principal business office or, if none, residence: 1 No Breakers Row Apt 141, Palm Beach, FL 33480
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RM Trading of Florida LLC: Mark Paley, Manager (08/04/2025)